Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Inco Limited
Pre-announcement of Q2/06 Results and Nickel Market Update
8:30 a.m., June 22, 2006-06
Toronto
Sandra Scott
Good morning and thanks for joining us on this call, which is being webcast on a live, listen-only basis. A news release was issued this morning and can be obtained at www.inco.com, or by calling investor relations at (416) 361-7670. Following this conference call, a PDF version of the remarks and related slides will be available through a link on Inco’s homepage.
I’ll begin with a few housekeeping items.
First, we are including members of the public and news media on this webcast on a live, listen-only basis. After completing our formal comments, we will take questions initially from investors and analysts on the conference call.
The second item is the compliance statements on our ore reserve estimates.
Third, all dollar amounts are in U.S. currency unless otherwise stated.
Given recent changes in Canadian securities legislation, I should make a few additional points:
•	Actual results could differ materially from the 2006 outlook and other forward-looking statements we make;

•	Certain material assumptions were made in developing our 2006 outlook and other forward-looking statements;

•	We have filed the text and slides used in this presentation with the SEC and on SEDAR in Canada;

•	Our filings with the SEC and on SEDAR contain additional information on the material factors, risks and assumptions that could cause results to differ materially from our forward-looking information or statements, and were used in developing our forecast or projections.

Joining me at our Toronto office are Inco’s Chairman and CEO, Scott Hand; our Executive Vice President of Marketing, Peter Goudie; and other members of our management team.
Now I’ll turn the call over to Scott Hand.
Scott Hand
Good morning. As you all understand very well, it’s not exactly `business as usual’ at Inco these days.
In the coming weeks our shareholders, as well as Falconbridge shareholders, will be facing some big decisions that in all likelihood will determine the future of our two companies and potentially reshape the landscape of the base metals mining industry.
With so much on the line, we believe it is critical that you make those choices armed with the most complete and up-to-date information we can provide about our business. This is especially important when so many metals analysts are restricted in their ability to provide ongoing commentary to the market, because their firms are acting as advisors to one of the parties involved in these transactions.
We’ve kept our focus squarely on facts and fundamentals throughout this process — and facts and fundamentals are what we plan to focus on today. We’ll address Inco’s great prospects, as our operational and growth choices, plus market forces, propel us to a very strong finish for 2006. We’ll highlight exploration that will underpin future success. And our nickel market guru, Peter Goudie, will explain why we believe that nickel’s fundamentals far outshine those of most, if not all, other commodities. Peter will tell you why we anticipate that nickel will remain much more robust than many people think.
But first, I’ll take you through our Q2 results pre-announcement and some other key drivers of Inco’s performance.
We currently expect to meet or exceed our April Q2 guidance for nickel, copper and PGM production. The rapid increase in the LME cash nickel price will result in about a $0.10 a pound discount to LME prices during Q2 but bolster our Q3 results. Using quarter-to-date per pound prices of $9.01 for nickel and $3.31 for copper, Q2 unit cash cost of sales, after by-product credits, should be $1.90-to-$1.95 a pound, about 25% below our previous guidance of $2.50-to-$2.55 a pound; this is largely due to higher prices for by-products. At quarter-to-date commodity prices, we currently expect to achieve adjusted Q2/06 earnings of about $1.70-to-$1.75 per share on a fully-diluted basis — 21% above the current First Call estimate of $1.43 per share, 92% above the adjusted diluted Q1/06 EPS and 60% above the adjusted diluted Q2/05 EPS. This will be our highest quarterly net earnings on record. Not included in these estimated results is the sale of about 33,000 wet metric tonnes of Voisey’s Bay copper concentrate accumulated during the winter that is currently scheduled to be shipped at the end of June but more likely will not be moved until early July, due to the late arrival of the vessel at Edwards Cove. If these planned sales were to be included in results for Q2 2006, it would increase net earnings by $0.08 per share diluted and reduce nickel unit cash cost of sales after by-product credits by $0.29 cents per pound. We’ll expand on this when we issue our final results on July 25th.
We currently expect to meet or beat our April copper and PGM output estimates for 2006. We are raising our nickel output guidance for the year by 10 million pounds to 575 million pounds. Our premium guidance of $0.05-to-$0.10 a pound moves to zero-to-$0.05 a pound. And we are cutting our 2006 unit cash cost guidance by 15%, from $2.35-to-$2.40 a pound to $2.00-to-$2.05 a pound, after by-product credits, using the 2006 consensus commodity estimates for nickel of $7.34 a pound and for copper of $2.51 a pound. Remember, the year-to-date nickel price is $7.78 a pound and nickel is currently trading at $9.45 a pound. The year-to-date copper price is $2.73 a pound and copper is currently trading above $3 a pound. These realized prices are all higher than analyst consensus price estimates. Our copper sales were 29% hedged in the first half, capping price realization at $1.54 per pound, but we have no second half copper hedges. Year-to-date, copper is $2.73 a pound, so the elimination of this hedge book is expected to reduce our cash cost of sales in the second half.
In 2005, we were at the low end of the Brook Hunt cost curve. Productivity and Voisey’s Bay’s should improve this in 2006. We believe that we’re the only publicly traded mining company whose costs will fall this year in absolute terms, despite oil prices and currency levels. In the second half, using the Q2-to-date commodity price for copper of $3.31 a pound, we currently expect that our overall nickel unit cash cost of sales, after by-product credits, will be about $1.30-to-$1.35 a pound; 40% below our first half cost guidance of $2.25-to-$2.30 a pound, due to a sharp drop in our use of high-cost external feeds. Our second half 2006 cash costs are very levered to copper prices. For every $0.10 a pound increase in the price of copper our H2/06 unit cash costs should drop by about $0.07 a pound. On the screen you will see what our H2/06 unit cash costs would be using a range of copper prices.
Voisey’s Bay will mean higher second half output and cash flow. We currently expect to produce 295-to-300 million pounds of nickel, versus 275-to-280 million pounds in the first half of 2006. We expect to get 177 million pounds or 52% of our copper output in the second half and, with mining sequencing, 57% of our PGM output should take place then. Based on our current production guidance and at year-to-date per pound commodity prices of $7.77 for nickel and $2.73 for copper, Inco would generate 2006 cash flow of about $1.9 billion, or $8.40 per share at these expected production levels.
The Voisey’s Bay mill reached 80% capacity in just months, following the start of production — so for 2006 we currently expect to produce about 120 million pounds of low-cost, high-grade nickel in concentrate from the mill. We also expect to process about 83 million pounds of that production into finished nickel at Sudbury and Thompson this year. Sudbury’s finished nickel output is on course to be the best that it has achieved in 25 years. We expect that our carbonyl refineries should run at peak capacities and that Thompson should have record output. In Canada, we expect to enjoy lower unit cash cost of sales and superior profitability.
In Sudbury, nickel/copper separation should capture 30% of copper in feed as of Q4, raising nickel through the smelter. Our converter upgrade should cut sulphur emissions and let us raise processing rates at least 2%. The converter, our new oxygen plant and a fluid bed roaster installation should improve operations.
We expect record throughput levels in Ontario this year and nickel output of 258 million pounds. We’ve gone to a single furnace in Manitoba and, with Voisey’s Bay feed, we expect 2006 finished nickel output of 120 million pounds from Manitoba.
Buying Falconbridge will create synergies available only to our two companies. Within 24 months of the closing, we expect to get about $550 million in average annual pre-tax run-rate operating and corporate synergies. Using a 7% discount rate, these would have an estimated net present value of $3.5 billion after tax, or about $9.20 per share of the New Inco — with lots of upside potential.
Plans at Clarabelle Mill to separate 30% of the copper in bulk nickel-copper feed should raise output 15% and enable more nickel processing.
The New Inco expects to raise Canadian nickel and copper output about 100 million pounds for each metal by 2009, and platinum group metals by about 111,000 ounces. Boosting nickel-copper separation to 70% in the future would add more nickel output, improve productivity and further lower costs across our operations.
Inco has one of the best contained nickel in ore reserves and mineral resources; exploration results announced this week could add much to our asset base. At Voisey’s Bay’s Reid Brook Zone, Ontario’s Copper Cliff South and Creighton mines, and Manitoba’s Thompson 1-D Mine, we’ve found high grade deposits that enhance our efforts to raise nickel output and accelerate cash flow or extend mine life. We believe that these discoveries and our international projects pipeline reflect substantial unrecognized value within Inco.

Voisey’s Bay’s potential for long-life, high-grade operations underground is evident in Reid Brook, which we’ll consider as a standalone operation. The ore is closer to the surface than we previously thought and the deposit is still open.
Inco is profitably growing its leadership position and we expect to generate the industry’s most efficient, low-cost output increases. That’s good news for our stakeholders and for the world, which needs all the nickel it can get. Now I’ll call on Peter Goudie.
Peter Goudie
Most said I was too bullish, now I admit to being too cautious.
In the April conference call, I stated that 2006 began more strongly than we had anticipated and prices had to rise to a new level: and I gave a new market forecast. Today I am here to tell you that the market has continued to outpace our expectations. We are increasing our 2006 global nickel market deficit projection to 30,000 tonnes. Once again we stand in a place where we have little company, but I believe we are taking a realistic view of this remarkable market. A 30,000-tonne deficit in a market with very little inventory is a significant development.
Moreover, beyond 2006, we continue to expect that that the nickel market will be very tight for several years as demand is expected to outstrip limited supply growth. The nickel market story is very straightforward, and has not changed. The nickel market is, as I said on April 20, basically about fundamentals — nothing more, nothing less; the story is now unfolding even faster than I had anticipated.
In our April call, we forecast a full year global nickel market deficit of between 5,000 and 20,000 tonnes. With only seven business days to go in the first half of 2006, LME nickel stocks have already fallen over 22,000 tonnes. Along with a continuous drawdown of nickel stocks off the LME, the level of cancelled warrants is also near record highs, indicating that more than 5,000 tonnes of nickel is expected to be removed from LME warehouses in the short term. There are not any significant stocks of nickel; available stocks to meet demand are falling. There is no ‘Russian situation’ to change the market suddenly like in the early 90s. This market is tight.
The key question is whether this demand strength will continue through the second half. We all know that demand came off strongly in the second half of 2005 and so what makes 2006 different? Given the strength in the fundamentals, I believe that the tight nickel market will continue. As you know, I have my opinions, but I will present my top 10 facts that support a strong second half of 2006:

1.	The industrial production leading indicator is currently rising, not falling as it was this time last year.

2.	Stainless steel inventories are at low levels globally and restocking is taking longer than the mills anticipated, due to strong steel demand.

3.	Throughout the first half, stainless steel mills have announced price increases and customers accepted them, whereas last year prices were falling.

4.	Stainless steel mills have strong order books, and appear to be well booked past the third quarter. As a result, lead times for stainless steel have increased in all regions.

5.	In the first half, stainless steel production across all regions was stronger than we anticipated and we are raising our production forecast for the remainder of the year. This time last year, production cuts were being announced.

6.	In some areas, scrap prices have increased to as high as 99% of the LME cash price, as scrap supply becomes very tight.

7.	LME and producers’ nickel inventories are falling rather than rising, as they did last year.

8.	Enquiries from customers for nickel, and the nickel premiums being paid, give a clear indication of the tightness and strength of the market.

9.	Non-stainless steel demand growth continues to be strong, as we have described in past calls.

10.	Reported nickel production and forecasts for the year have declined.
Let me now give you more detail on my top 10.
1. Solid economic growth is forecast for the remainder of 2006 and also 2007. We believe that global industrial activity will continue above trend. The OECD leading indicators, released earlier this month, signal a continuing positive outlook for the OECD area. The six-month rate of change, which predicts turning points in economic activity some six months ahead, rose for the 12th consecutive month in April, and the leading indicators published by the OECD for China and India are continuing to rise strongly. In contrast, at this time last year, the industrial production leading indicator had been falling.
Industrial production in the OECD area is currently in the 3.5-to-4% range year-over-year, compared to about 1-to-2% in mid-2005. Chinese industrial production continues to be very strong, with forecasts as of June near 16% growth for 2006 and 14.6% in 2007. In addition, we believe that the U.S. economy is slowing from a high rate of growth to a more sustainable pace, with industrial production in the 3.5-to-4.2% range this year and next.
Industrial production growth for the G-7 plus key economies of Asia is now forecast to be 6.7% in 2006 and 6.0% in 2007.

This environment will continue to provide a solid, broad-based underpinning for nickel demand. As I’ve said many times, industrial production growth drives nickel demand.
2. Stainless steel stocks are currently low as a result of the drawdown in late 2005. Stainless steel demand has been very strong in the first half of 2006, causing restocking to take longer than expected. This is occurring globally. European stockist inventories are at low levels. The U.S. service center inventory data shows inventory as of April at 3.93 months versus 4.82 months in April 2005. Actual inventory in the U.S. is down 135,000 tonnes from the peak in 2005. In Japan, stainless steel inventories are falling. March inventory is only 1.0 month’s sales, down from 1.17 in February and down from a peak of 1.37 months in August 2005. Inventories are also low in China, Taiwan and Korea. Chinese stockist stainless steel inventories in May are down by 30% from the same time last year.
3. Stainless steel prices are still moving higher and major stainless steel mills continue to announce price increases. For example, Japanese stainless steel mills have announced their sixth consecutive monthly price rise. Prices in key markets are up 40% for the first half of 2006 and rising, whereas last year for the same period, prices had fallen by 8% and were still dropping. Price increases continue to be accepted. In comparison, in 2005 when we had second half weakness, there were no base price increases in the U.S. for the entire year. The fact that the stainless steel mills are raising prices — and the increases are being accepted — clearly shows the strength of stainless steel demand.
4. Stainless steel demand has exceeded our expectations. In Germany, stainless steel orders are up 56.5% May year-to-date. In the US, service centre shipments are up 5% year-to-date. In the first quarter, Japanese stainless steel orders were up 14% quarter-over-quarter, and were also 7% higher than in the first quarter last year. With rising demand and low inventories in the supply chain, lead times for stainless steel have increased in all regions by up to six weeks, compared to June 2005. Within the past few weeks, I have personally visited, and had discussions with, eight major stainless steel producers in Taiwan, China and Japan — their outlook was very positive on the demand for stainless steel and their expected production rates.
5. In the first half of 2006, stainless steel production across all regions was stronger than we anticipated. The second quarter was the third consecutive quarter of melted output increases. In Europe, mills are continuing to melt at high rates, with the output from the top four countries up 4% April year-to-date. The Chinese mill output continues to increase, with April up 29% year-over-year, and year-to-date up 26%. In Taiwan, May output is up 13% year-over-year, and 4% year-to-date. U.S. stainless steel production rose 6% year-over-year in April, and year-to-date is up 5%. Accordingly, we have increased our 2006 U.S. stainless steel forecast by 133,000 tonnes.

Stainless steel production is expected to be very strong, not just in the U.S., but also globally for the remainder of the year. Therefore we have increased our stainless steel production growth forecast to 10%, up from our 8.2% forecast at the time of the April call. This new increase is in addition to the growth already forecast in China, based on the three million tonnes of new stainless steel capacity in the second half of 2006.
6. Market data indicates that scrap remains very tight. Chinese and Korean scrap imports are down year-to-date April by 7% and 3%, respectively. The tightness in scrap can be seen in the very high May prices compared to last year. May 2006 scrap prices were 99.7% of LME cash in the U.S., compared to 87.2% last May. In Europe, scrap prices were 98.8% compared to 91.6% last year. Scrap is tight, which equals stronger demand for primary nickel.
7. Nickel inventory at the LME and producers is falling rather than rising as it did last year and is now at 4.1 weeks of demand. LME nickel stocks have decreased by over 62% year-to-date. Along with a continuous drawdown of nickel stocks off the LME, the level of cancelled warrants is at 36%, which is near record highs.
Where is all this nickel going? One key area where nickel demand has exceeded our expectations in the first half is the U.S. Actual U.S. nickel demand through April has exceeded our forecast by 6,000 tonnes. As of April, nickel demand in the U.S. is up 10% year-over-year and is increasing. Demand is based on broad strength in both non-stainless and stainless steel markets.
8. Enquiries from customers for nickel and the nickel premiums being paid give us a clear indication of the tightness and strength of the market. From discussions with our stainless steel customers and their enquiries about getting more nickel over the balance of the year, we have confirmed the market strength firsthand.
9. In non-stainless markets, we are seeing a continuation of the message we have discussed in previous conference calls. Demand has been strong from the high nickel alloy market in the U.S. and Europe, primarily driven by strength from the aerospace sector. Other applications expected to create strong nickel demand include land-based gas turbines, the oil industry, nuclear plants, LNG ships, and environmental equipment such as flue gas scrubbers. It is true that the prices are hitting the plating market hard and there has been a significant fall in demand for nickel for decorative plating, but demand continues to increase for functional plating. For most of the plating market, the volatility in nickel prices is more difficult to manage, rather than the price itself. The supply chain is already adjusting to new pricing levels. We have always said there must be substitution to force demand in line with supply and we have always said decorative plating would be one of the first applications to be hit, so this is not a surprise. The market works and prices have to rise to adjust demand to supply.

10. On the supply side, nickel producers have been running at capacity to meet the strong demand I have just described. A high nickel price encourages producers to operate at or above capacity, and this creates a very high risk of supply disruptions. Producers have no margin for disruptions and have no way to make up shortfalls. As data is coming in from producers, these concerns are proving to be justified, resulting in a downward adjustment to our forecast for 2006 of 5,000 tonnes to 1,334,000 tonnes. The risk of further disruptions remains high while producers continue to maximize production. Also importantly, it is clear, based on enquiries from customers, that all producers have low inventories and are finding it difficult to supply all customer needs on time. This also explains the drawdown of LME stocks.
Based on my top 10 facts, our new global supply/demand balance forecast for 2006 is a deficit of 30,000 tonnes. The deficit cannot be any larger, as effectively all available nickel will be utilized. Again, prices will have to rise to keep demand in line with available supply. This means the market will be very tight in 2006, with constraints on demand growth — creating the type of conditions that lead to high prices and high volatility.
In my view, 2006 is not a spike, it is the result of the lack of new major nickel projects for a number of years and the exciting growth in nickel demand, especially in China, with India to follow. Strong nickel demand growth will result from strong global industrial production growth. Demand is expected to continue to outstrip supply, resulting in supply/demand deficits beyond 2006; and lasting for the next several years.
It takes a number of years to bring on significant new nickel supply. In order to meet the expected underlying demand for nickel, the market would need a Goro-sized project every year. Even if a new ‘surprise’ project was announced today, the nickel would be unlikely to hit the market until after 2010. New nickel projects are proving increasingly difficult to bring on, with very high capital costs; complex permitting requirements; often challenging technology as the industry moves into lower grade laterite deposits; and frequently, locations in countries where the business and political issues are challenging. We believe that the new economics of nickel projects are such that nickel must be significantly above the average prices seen in the past in order for these projects to be commercially viable. The impact of China makes this situation even more extreme. In the last period of strong global industrial production growth — driven by Japan from 1960 to 1974 — world nickel demand growth averaged over 7% per year. This demand growth is well above the forecast supply growth. The market will therefore either be in deficit or in a tight balance through 2010 — and likely beyond. A market in surplus is quite unlikely in this timeframe.
With a market in deficit, substitution will be a factor. However, nickel’s excellent properties make it hard to substitute and still achieve the same benefits. Last year many end users who had switched from higher nickel-containing austenitic stainless steel grades to lower nickel-containing austenitic grades, specifically

200 series, discovered that the corrosion properties were not good enough. These users are returning to grades with higher nickel content. Furthermore, an increased switch to ferritic grades, which contain no nickel, has not been seen in the market. In fact, the use of austenitic grades is rising in key markets. In the most recent data from Germany, ferritic grades are down 6.9% April year-to-date, while austenitic grades have increased. In the U.S., the austenitic ratio climbed to 67.6% in the first quarter, up from 62.5% in the third quarter last year. In Japan, the use of nickel containing grades is also rising and stood at 64.4% as of April.
Although nickel is hard to substitute, we have consistently said that substitution must occur to bring demand in line with limited supply. We have seen this in the decorative plating market. Please do not misread the substitution process — when it occurs: it is not a sign of weakness, it is a sign that the market works.
In February, I told you: “Do not rely on gut instincts to guide you. Mark my words — your gut has never been here before.”
In April I said: “This nickel market is about fundamentals. The fundamentals are real and they are strong.” And I added: “It will also require a more substantial increase in nickel prices, or a more sustained period at current price levels, to achieve the substitution required to bring demand in line with supply.”
And in all the conference calls for the past couple of years, I have told you to expect volatility. I believe all of these statements remain true.
Today, the nickel market is in a fundamentally stronger position than at the same time last year. I believe that we will NOT see a repeat of the destocking that occurred in 2005.
I will close with three facts and three opinions.
FACT 1: Tightness of supply resulted in the need for a net drawdown of 20,000 tonnes from the LME, as consumers search for nickel.
FACT 2: There are less than 14,000 tonnes of nickel left on the LME; less than 9,000 tonnes after cancelled warrants. Both producers and consumers have low inventories.
FACT 3: Current demand growth is strong and near-term and medium-term supply growth appears limited.
OPINION 1: I will say, once more, what I’ve been saying for more than three years: prices will have to once again rise to bring underlying demand growth in line with supply.

OPINION 2: In 2006 we will see a deficit of 30,000 tonnes, removing all available inventory.
OPINION 3: The outlook through at least 2010 is one of insufficient nickel to meet underlying demand.
I wish you good luck in forming your opinions on this remarkable and exciting market. I hope to read that you have joined me so I am not so lonely.

Forward-Looking Statements
This presentation contains “forward-looking statements” and “forward-looking information” within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 that are based on expectations, estimates and projections as of the date of the presentation. These statements include, among others, statements concerning our beliefs, forecasts, plans, objectives, expectations, estimates and intentions. Forward-looking statements involve inherent risks and uncertainties which give rise to the possibility that the predictions or projections expressed in such statements will not be achieved. We caution listeners not to place undue reliance upon these statements as a number of factors could cause our actual results to differ materially from those expressed in such forward-looking statements. These factors include, but are not limited to, any material deviation from the material assumptions identified below, as well as the risks and factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission and each of the Canadian securities regulatory authorities, as well as in the Company’s other public filings.
Forward-looking statements are given only as of the date of this presentation. The company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements.
Material Assumptions
These forward-looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in Inco’s Annual Report on Form 10-K for the year ended December 31, 2005 as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise during the balance of 2006; (2) continued ramp-up of construction activities at Goro on a basis consistent with Inco’s current expectations; (3) there being no significant asset impairments for the remainder of 2006; (4) no redemption of convertible debt or LYONs for cash taking place for the remainder of 2006; (5) enactment of the announced 2006 Canadian federal budget measures affecting future income tax rates; (6) that the exchange rate between the Canadian dollar and the U.S. dollar will be approximately consistent with current levels; (7) certain commodity price assumptions for nickel, copper and other products produced by Inco; (8) production rates at PT International Nickel Indonesia Tbd (PT Inco) being consistent with the press release dated May 29, 2006 relating to a transformer fire; (9) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (10) continued effectiveness of the Company’s current hedging program for metal and currency prices; (11) assumptions as to the continued capitalization of transaction costs associated with our pending acquisition of Falconbridge; (12) productivity results for the balance of the second quarter of 2006 as well as the balance of 2006; (13) the accuracy of Inco’s current ore reserve and mineral resource estimates; (14) the accuracy of the level of estimated average annual pre-tax run-rate operating and corporate synergies to be realized in respect of a combination of Inco and Falconbridge, as well as the net present value on an after-tax basis of those synergies; (15) global nickel demand growth rates of 6% between 2006 and 2010, and that no significant new announcements are made regarding an increase in the supply of nickel over the same period; (16) that there are no significant stockpiles of nickel or stainless steel scrap that are not already public knowledge; (17) that the Chinese per capita demand for nickel will grow to 9 kilograms per capita per year by 2009, consistent with Japan, Korea and Taiwan at equivalent phases of their historical industrialization; (18) that stainless steel inventories will continue to be low throughout 2006, with continued strong demand from stainless steel mills in China and elsewhere; (19) that 3 million tonnes of new Chinese stainless steel capacity will start up in the second half of 2006; (20) that global industrial production in the G7 countries plus Asia will remain above the long-term average through 2010 and industrial production growth in China will remain at 10-15% through 2010; and (21) no new technological or metallurgical developments in stainless steel, superalloys or plating which result in the substitution of nickel by other materials. Some of the material assumptions made by Inco involve confidential or particularly sensitive information and, accordingly, Inco does not believe it is appropriate to disclose such assumptions for competitive or other business reasons.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S DIRECTOR’S CIRCULAR DATED MAY 29, 2006 FILED WITH THE CANADIAN SECURITIES COMMISSIONS AND MAILED TO INCO’S SHAREHOLDERS, AND ITS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS IF ANY, WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the Directors’ Circular, the registration statement, the Solicitation/Recommendation Statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC’s web site, www.sec.gov.

In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.
In accordance with applicable Canadian securities regulatory requirements, including National Instrument 43-101 “Standards of Disclosure for Mining Projects”, Mr. S. Nicholas Sheard, Vice-President of Exploration, Dr. Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Dr. Lawrence B. Cochrane, Director of Mines Exploration, each as a qualified person within the meaning of such National Instrument, indirectly supervised the preparation of Inco’s ore reserves and mineral resource estimates as of December 31, 2005 and each has, in accordance with the requirements of NI 43-101, conducted either directly by himself or indirectly through employees of Inco reporting directly or indirectly to him, a comprehensive review and confirmation of the application of the detailed procedures, systems and processes the Company has developed and implemented for the purpose of verifying such data. Each of Mr. Sheard, Dr. Tavchandjian and Dr. Cochrane, as well as the responsible persons described in the notes of the Inco’s 2005 Annual Report to Inco Shareholders and in the notes Inco’s Annual Report on Form 10-K for year ended December 31, 2005 also periodically check the adequacy of such procedures, systems and processes which are intended to provide sufficient verification of such data based upon recognized sampling, analytical testing, modeling and other procedures in the mining industry.
Cautionary note to U.S. and other investors — This document uses the terms “measured”, “indicated” and “inferred mineral resources”. We advise U.S. and other investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. and other investors are cautioned not to assume that any part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in special cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. While the SEC permits registered U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce at the time of the reserve determination, it does permit Canadian companies such as Inco to disclose information about their mineral resources in their filings with the SEC in accordance with Canadian regulatory requirements. U.S. and other investors are urged to consider closely the disclosure in our Annual Report on Form 10-K for the year ended December 31, 2005, File No. 1-1143, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml.